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05012057

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 20 2005
WASH, D.C.
213

October 14, 2005

PROCESSED
OCT 2 1 2005
THOMSON
FINANCIAL

SUPPL

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
<u>Submission of Information Pursuant to Rule 12g3-2(b)</u>

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcement released to the London Stock Exchange:

	Announcement	**Issue Date**
1.	Announcement of the Appointment of Citigroup and Morgan Stanley as Joint Brokers to the Company	October 14, 2005

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: George Rudy
George Rudy
Authorized Representative

Enclosures

dw 10/25

14 October 2005

Marks and Spencer Group plc ('Marks & Spencer' or 'the Company')
Appoints Joint Brokers

Following a review of its advisory relationships, Marks & Spencer today announces the appointment of Citigroup and Morgan Stanley as joint brokers to the Company.

Both banks will continue to provide corporate advisory services to Marks & Spencer. As a result of the review, Cazenove will cease to act as the Company's broker.

Stuart Rose, Chief Executive, Marks & Spencer, said:

"We have made this decision because we needed to simplify our advisory arrangements. We would like to thank Cazenove for the high level of commitment and skill they have shown to Marks & Spencer over many years."

Ends

Corporate Press Office: 020 8718 1919

Amanda Mellor, Investor Relations: 020 8718 3604